	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: Nov. 30, 2026
	Estimated average burden
	hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-
PART III

SEC FILE NUMBER
8-48204

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Westport Financial Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participan

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4651 Salisbury Rd, Suite 410

(No. and Street)

Jacksonville	**FL**	**32256**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carter M. Angell	**(203) 653-2430**	carter.angell@westporthrh.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Withum Smith+Brown, PC

(Name – if individual, state last, first, and middle name

1411 Broadway, 9th Floor	**New York**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

10/08/03	**100**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carter M. Angell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Westport Financial Services, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BEVERLY KAYE IRVIN
Notary Public - Seal
Marion County - State of Indiana
Commission Number NP0729742
My Commission Expires Nov 4, 2028

State of IN County of Marion
Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2026 by Carter M Angell proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Notary Signature

Signature: 2-26-26

Title:
CEO

Notary Public

This filing contains (check all applicable boxes**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 C R 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as appli
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 R 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 C R 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 C R 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 C R 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 C R 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 R 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicab
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Westport Financial Services, L.L.C.
(A Wholly Owned Subsidiary of October Three Consulting, LLC)

Statement of Financial Condition
December 31, 2025

Westport Financial Services, L.L.C.

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged with Governance of
Westport Financial Services, L.L.C.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Westport Financial Services, L.L.C. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

New York, New York

February 25, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB · THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Westport Financial Services, L.L.C.

Statement of Financial Condition
December 31, 2025

ASSETS	
Cash	$1,499,464
Commissions receivable	486,000
Prepaid expenses	86,369
Receivable from Parent	807,671
TOTAL ASSETS	**$2,879,504**
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Commissions payable	$437,400
TOTAL LIABILITIES	437,400
MEMBER'S EQUITY	2,442,104
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$2,879,504**

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

1. Organization

Westport Financial Services, L.L.C. (the "Company") is currently wholly owned by Westport HRH, L.L.C., which is wholly owned by October Three Consulting, L.L.C. (the "Parent"). Prior to September 15, 2023, the Company was wholly owned by Westport HRH, L.L.C., which was owned by Willis North America Inc. (together the "former Parent"). The Company is a limited liability company formed under the Delaware Limited Liability Company Act. The Company is a broker-dealer registered with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is licensed to provide for the sale of variable annuities, individual variable life, variable corporate-owned life insurance, variable bank-owned life insurance and mutual funds.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The statement of financial condition represents the operating assets and liabilities of the Company. All revenues and expenses in the statement of operations have been taken from the separate records or identified costs maintained by the Company with the exception of the allocation of certain expenses incurred by the Parent for the benefit of the Company. The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

2.	**Significant Accounting Policies (continued)**	

Cash

The Company maintains its cash balance in a bank account with one financial institution. At various times throughout the year, the Company maintained cash balances in excess of Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses on such accounts but any loss incurred or a lack of access to such funds could have an adverse impact on the Company's financial condition, operational results, and/or cash flows.

Income Taxes

The Company's owner, the Parent, is organized as an LLC and taxed as a partnership. As such, the Parent's members are responsible for federal and state income taxes on partnership income. The company is a single-member LLC and a disregarded entity for income tax purposes.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's capital. This policy also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that there are no uncertain tax positions that would require financial statement recognition as of December 31, 2025.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Management believes that no new recent accounting pronouncements are expected to have an impact on the Company.

3. Revenue from Contracts with Customers

Revenue Recognition
ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

As of January 1, 2025 and December 31, 2025 the Company had commissions receivable of $486,000 and $425,000, respectively. The Company had no contract assets or contract liabilities on January 1, 2025 or December 31, 2025.

Costs to Obtain a Contract with a Customer
The Company incurs costs to obtain revenue contracts with its customers, such as commission expenses paid for obtaining new contracts. The Company applies the practical expedient to these incremental costs and expenses the costs of obtaining a contract when incurred.

Insurance Commissions
The principal sources of revenue are first year and renewal commissions on Private Placement Variable Universal Life. The Company may receive commissions paid by the carrier at the inception of the policy or over time for as long as the policy remains active. The Company believes that its sole performance obligation related to first year commissions is the sale of new policies and as such its obligation is fulfilled on the date of issuance. The company believes its performance obligation on renewal commissions continue throughout the life of the policy. Any initial commissions are known, fixed amounts and are recognized on the issuance date. Periodic renewal commissions are variable amounts and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved (typically, at a point in time that cannot be determined in advance due to the determination of a policy asset value). These amounts are recognized monthly, quarterly, or annually, depending upon the terms of the specific agreement. The uncertainty of these variable amounts is dependent on the value of assets at future points in time and are influenced by market conditions.

3.	**Revenue from Contract with Customers (continued)**

Significant Judgment(s)

Revenue from contracts with customers includes insurance commissions. The recognition and measurement of revenue is based on contractual terms with the insurance carrier. Significant judgment is required to determine the commission amount which is often asset-based; whether constraints on variable consideration should be applied due to uncertain future events; and the timing of new case revenue recognition as performance obligations continue until commissions are received and processed by the carrier.

Allowance for Credit Losses

The Company complies with ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The allowance for credit losses is based on the Company's expectations of the collectability of financial instruments and receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

As of December 31, 2025, there was no allowance for credit losses. For the year ended December 31, 2025, there was no credit loss expense related to the allowance for credit losses or any recoveries of amounts previously charged reflected on the statement of operations.

4.	**Related-Party Transactions**	*Allocated Expenses* The Parent provides the Company with management office space, accounting, and recordkeeping services and allocates these costs to the Company. The Company recorded $426,570 of allocated management and administration expense for the year ended December 31, 2025. At December 31, 2025, the Company recorded a receivable of $807,671 from the Parent. The Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company operated as an unaffiliated company.
5.	**Concentrations**	For the year ended December 31, 2025, the Company had commission income from the product of one insurance carrier that accounted for approximately 86% of total commission income; a second external customer accounted for 13%. In addition, for the year ended December 31, 2025, approximately 99% of total commission income, and 99% of total commission expenses, was generated through a single third-party representative's book of business.
6.	**Exemption from Rule 15c3-3**	The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".
7.	**Net Capital Requirement**	The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and is required to maintain a minimum amount of regulatory net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital would exceed 10 to 1. At December 31, 2025, the Company had net capital of $1,499,464 which was $1,470,304 in excess of its minimum net capital requirement of $29,160.

8.	Segment Reporting	The Company is engaged in a single line of business, effecting transactions of private placement group universal life product, by application way, through top-tier insurers for which we earn commission revenue. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 86% of its total revenues from a single external customer and another 13% from a separate external customer in 2025. Additionally, 99% of total commission revenues and expenses were generated through a single third-party representative's book of business.